     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 16, 1999
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                 SCHEDULE 14D-1
           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*
                           -------------------------

                                  BRYLANE INC.
                           (NAME OF SUBJECT COMPANY)

                        BUTTONS ACQUISITION CORPORATION
                         PINAULT-PRINTEMPS-REDOUTE S.A.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  117661 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                  SERGE WEINBERG                                      SERGE WEINBERG
       CHAIRMAN AND CHIEF EXECUTIVE OFFICER                  CHAIRMAN, CHIEF EXECUTIVE OFFICER
          PINAULT-PRINTEMPS-REDOUTE S.A.                               AND PRESIDENT
              18, PLACE HENRI BERGSON                         BUTTONS ACQUISITION CORPORATION
               75381 PARIS CEDEX 08                         C/O WACHTELL, LIPTON, ROSEN & KATZ
               011 33 1 44 90 61 00                                  51 W. 52ND STREET
                                                                    NEW YORK, NY 10019
                                                                      (212) 403-1000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)
                           -------------------------

                                WITH A COPY TO:

                              DAVID A. KATZ, ESQ.
                            JOSHUA R. CAMMAKER, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 W. 52ND STREET
                               NEW YORK, NY 10019
                                 (212) 403-1000

* This Statement also constitutes Amendment No. 8 to the Statement on Schedule 13D of Pinault-Printemps-Redoute S.A. with respect to the Common Stock, par value $0.01 per share, of Brylane Inc. which may be deemed to be beneficially owned by Pinault-Printemps-Redoute S.A.
                           -------------------------
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                           -------------------------

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
              TRANSACTION VALUATION**                              AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------
                   $231,941,770                                           $46,389
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

** Calculated by multiplying $24.50, the per share tender offer price, by
   9,467,011, the sum of the 8,631,279 shares of Common Stock sought to be purchased in the Offer and the 835,732 shares of Common Stock subject to options outstanding as of March 8, 1999.
                           -------------------------
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            AMOUNT PREVIOUSLY PAID:

            FILING PARTY:

     As Filed with the Securities and Exchange Commission on March 16, 1999

            FORM OR REGISTRATION NO.:

            DATE FILED:
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

---------------------------------------------------------------------------
  1        Name of Reporting Person
           S.S or I.R.S. Identification No. of Person
           BUTTON ACQUISITION CORPORATION
           APPLIED FOR
---------------------------------------------------------------------------
  2        Check the Appropriate Box if a Member of a Group*
           (a) [ ]
           (b) [X]
---------------------------------------------------------------------------
  3        SEC Use Only
---------------------------------------------------------------------------
  4        Source of Funds*
           BK
---------------------------------------------------------------------------
  5        Check Box If Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        Citizenship or Place of Organization
           DELAWARE
---------------------------------------------------------------------------
  7        Aggregate Amount Beneficially Owned by Each Reporting Person
           0
---------------------------------------------------------------------------
  8        Check If the Aggregate Amount in Row (7) Excludes Certain
           Shares* [ ]
---------------------------------------------------------------------------
  9        Percent of Class Represented by Amount in Row (7)
           0%
---------------------------------------------------------------------------
  10       Type of Reporting Person*
           CO
---------------------------------------------------------------------------

---------------

* See instructions before filling out.

---------------------------------------------------------------------------
  1        Name of Reporting Person
           S.S or I.R.S. Identification No. of Person
           PINAULT-PRINTEMPS-REDOUTE S.A.
---------------------------------------------------------------------------
  2        Check the Appropriate Box if a Member of a Group*
           (a) [ ]
           (b) [X]
---------------------------------------------------------------------------
  3        SEC Use Only
---------------------------------------------------------------------------
  4        Source of Funds*
           BK
---------------------------------------------------------------------------
  5        Check Box If Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        Citizenship or Place of Organization
           FRANCE
---------------------------------------------------------------------------
  7        Aggregate Amount Beneficially Owned by Each Reporting Person
           8,617,017 SHARES OF COMMON STOCK
---------------------------------------------------------------------------
  8        Check If the Aggregate Amount in Row (7) Excludes Certain
           Shares* [ ]
---------------------------------------------------------------------------
  9        Percent of Class Represented by Amount in Row (7)
           49.9%
---------------------------------------------------------------------------
  10       Type of Reporting Person*
           HC, CO
---------------------------------------------------------------------------

---------------

* See instructions before filling out.

     This tender offer statement on Schedule 14D-1 and Amendment No. 8 to the Statement on Schedule 13D ("Tender Offer Statement") filed on April 13, 1998 by Pinault-Printemps-Redoute S.A., a societe anonyme organized under the laws of the Republic of France ("Parent"), is filed by Parent and Buttons Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"), and relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Brylane Inc., a Delaware corporation (the "Company"), not already beneficially owned by Parent, at a price of $24.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as amended or supplemented from time to time, constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Brylane Inc., a Delaware corporation. The address of the Company's principal executive offices is 463 Seventh Avenue, New York, New York 10018.

     (b) The exact title of the class of equity securities being sought is Shares of common stock, par value $0.01 per share, of the Company. The Company has advised Purchaser that, as of February 27, 1999, 17,248,296 Shares were issued and outstanding. The information set forth under "INTRODUCTION," "SPECIAL FACTORS -- The Merger Agreement" and "THE TENDER OFFER -- Section 1. Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in "THE TENDER OFFER -- Section 6. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Tender Offer Statement is filed by Parent and Purchaser. The information concerning the name, state or other place of organization, principal business and address of the principal office of Parent, Purchaser and each person controlling Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Parent, Purchaser and each person ultimately in control of Parent or Purchaser is set forth under "INTRODUCTION," "THE TENDER OFFER -- Section 8. Certain Information Concerning Parent and Purchaser" and
Schedule I to the Offer to Purchase and is incorporated herein by reference.

     (e) and (f) During the last five years, neither Purchaser, Parent, nor, to the best knowledge of Purchaser and Parent, any person controlling Parent or Purchaser or any of the persons listed in Schedule I to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth under "SPECIAL FACTORS -- Background of the Offer," "SPECIAL FACTORS -- The Merger Agreement," "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" and "THE TENDER OFFER -- Section
8. Certain Information Concerning Parent and Purchaser" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under "INTRODUCTION," "SPECIAL
FACTORS -- Background of the Offer," "SPECIAL FACTORS -- Purpose and Structure of the Offer; Reasons of Parent and Purchaser for the Offer and the Merger," "SPECIAL FACTORS -- Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger," "SPECIAL
FACTORS -- Recommendation of the Company Board; Fairness of the Offer and Merger," "SPECIAL FACTORS -- Plans for the Company; Certain Effects of the Offer," "SPECIAL FACTORS -- The Merger Agreement," "THE TENDER OFFER -- Section
7. Certain Information Concerning the Company" and "THE TENDER OFFER -- Section
8. Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR CONSIDERATION.

     (a)-(c) The information set forth under "SPECIAL FACTORS -- Background of the Offer" and "THE TENDER OFFER -- Section 9. Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth under "INTRODUCTION," "SPECIAL
FACTORS -- Background of the Offer," "SPECIAL FACTORS -- Purpose and Structure of the Offer; Reasons of Parent and Purchaser for the Offer and the Merger," "SPECIAL FACTORS -- Plans for the Company; Certain Effects of the Offer," "SPECIAL FACTORS -- The Merger Agreement" and "TENDER OFFER -- Section 10. Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth under "INTRODUCTION," "SPECIAL FACTORS -- Purpose and Structure of the Offer; Reasons of Parent and Purchaser for the Offer and the Merger," "SPECIAL FACTORS -- Plans for the Company; Certain Effects of the Offer" and "THE TENDER OFFER -- Section 11. Effect of the Offer on the Market for the Shares; the New York Stock Exchange and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer," "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" and "THE TENDER OFFER -- Section 8. Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth under "INTRODUCTION," "SPECIAL
FACTORS -- Background of the Offer," "SPECIAL FACTORS -- Purpose and Structure of the Offer, Reasons of Parent and Purchaser for the Offer and the Merger," "SPECIAL FACTORS -- Plans for the Company; Certain Effects of the Offer," "SPECIAL FACTORS -- The Merger Agreement," "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger -- Beneficial Ownership of Shares" and "THE TENDER OFFER -- Section 8. Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth under "INTRODUCTION," "SPECIAL
FACTORS -- Background of the Offer," "SPECIAL FACTORS -- Position of Parent and Purchaser Regarding Fairness of the Offer and Merger" and "THE TENDER
OFFER -- Section 15. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth under "THE TENDER OFFER -- Section 8. Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth under "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth under "THE TENDER OFFER -- Section
14. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth under "THE TENDER OFFER -- Section 11. Effect of the Offer on the Market for the Shares, the New York Stock Exchange and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth under "THE TENDER OFFER -- Section 14. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Agreement and Plan of Merger, dated as of March 10, 1999, by and among Purchaser, Parent and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
  NO.                            EXHIBIT NAME
-------                          ------------
(a)(1)   Form of Offer to Purchase dated March 16, 1999.
(a)(2)   Form of Letter of Transmittal.
(a)(3)   Form of Notice of Guaranteed Delivery.
(a)(4)   Form of Letter from J.P. Morgan Securities Inc. to Brokers,
         Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(5)   Form of Letter from Brokers, Dealers, Commercial Banks,
         Trust Companies and Nominees to Clients.
(a)(6)   Form of Guidelines for Certification of Taxpayer
         Identification Number on Substitute Form W-9.
(a)(7)   Summary Advertisement as published in The Wall Street
         Journal on March 16, 1999.
(a)(8)   Press Release issued by Parent and Purchaser on March 16,
         1999.
(a)(9)   Press Release issued by the Company on March 15, 1999.
(a)(10)  Joint Press Release issued by Parent and the Company on
         March 10, 1999 (incorporated by reference to Exhibit 2 to
         Amendment No. 7 to the Schedule 13D of Parent dated March
         10, 1999).
(a)(11)  English translation of Press Release issued by Parent on
         March 10, 1999 (incorporated by reference to Exhibit 3 to
         Amendment No. 7 to the Schedule 13D of Parent dated March
         10, 1999).
(a)(12)  Press Release issued by Parent on March 10, 1999.
(a)(13)  Press Release issued by the Company on December 2, 1998
         (incorporated by reference to Exhibit 10.99 to the Form 10-Q of the Company for the period ended October 31, 1998).
(a)(14)  Press Release issued by Parent on December 2, 1998
         (incorporated by reference to Exhibit 4 to Amendment No. 5 to the Schedule 13D of Parent dated December 2, 1998).
(a)(15)  Proposal Letter dated December 2, 1998 to the Company from
         Parent (incorporated by reference to Exhibit 5 to Amendment
         No. 5 to the Schedule 13D of Parent dated December 2, 1998).
(c)(1)   Agreement and Plan of Merger dated as of March 10, 1999, by and among Purchaser, Parent and the Company. (Included as
         Schedule IV to the Offer to Purchase. See Exhibit(a)(1)).
(c)(2)   Stock Purchase Agreement, dated as of February 19, 1998,
         among FS Equity Partners II, L.P., FS Equity Partners III,
         L.P. and FS Partners International, L.P. and Parent
         (incorporated by reference to Exhibit 99.1 to the Company's
         Report on Form 8-K dated March 4, 1998).

EXHIBIT
  NO.                            EXHIBIT NAME
-------                          ------------
(c)(3)   Stock Purchase Agreement, dated as of February 19, 1998,
         between M&P Distributing Co. and Parent (incorporated by
         reference to Exhibit 99.2 of the Company's Report on Form
         8-K dated March 4, 1998).
(c)(4)   Stock Purchase Agreement, dated as of April 3, 1998, between
         Leeway & Co. and Parent (incorporated by reference to
         Exhibit 4 to the Schedule 13D of Parent, dated April 13,
         1998).
(c)(5)   Stock Purchase Agreement, dated as of April 3, 1998, between
         Bell Atlantic Master Trust and Parent (incorporated by
         reference to Exhibit 5 to the Schedule 13D of Parent, dated
         April 13, 1998).
(c)(6)   Governance Agreement, dated as of April 3, 1998, among the
         Company and Parent (incorporated by reference to Exhibit 6 to the Schedule 13D of Parent, dated April 13, 1998).
(c)(7)   Registration Rights Agreement, dated as of April 3, 1998,
         among the Company and Parent (incorporated by reference to
         Exhibit 7 to the Schedule 13D of Parent, dated April 13,
         1998).
(g)(1)   Complaint Filed in Yassin v. Brylane Inc., et. al., Civil
         Action No. 16819NC (Court of Chancery of the State of
         Delaware, New Castle County).
(g)(2)   Complaint Filed in Goldplate Holdings, Inc. v. Canzone, et.
         al., Civil Action No. 16820NC (Court of Chancery of the
         State of Delaware, New Castle County).
(g)(3)   Complaint Filed in Lisa v. Brylane Inc., et. al., Civil
         Action No. 16821NC (Court of Chancery of the State of
         Delaware, New Castle County).
(g)(4)   Complaint Filed in Manson v. Brylane Inc., et. al., Civil
         Action No. 16823NC (Court of Chancery of the State of
         Delaware, New Castle County).
(g)(5)   Complaint Filed in Wit v. Brylane Inc., et. al., Civil
         Action No. 16824NC (Court of Chancery of the State of
         Delaware, New Castle County).
(g)(6)   Complaint Filed in Crandon Capital Partners v. Canzone, et.
         al., Civil Action No. 16825NC (Court of Chancery of the
         State of Delaware, New Castle County).
(g)(7)   Complaint Filed in Falk v. Weinberg, et. al., Civil Action
         No. 16827NC (Court of Chancery of the State of Delaware, New
         Castle County).
(g)(8)   Complaint Filed in Patlis v. Brylane Inc., et. al., Civil
         Action No. 16829NC (Court of Chancery of the State of
         Delaware, New Castle County).

     After due inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

March 16, 1999

                                          PINAULT-PRINTEMPS-REDOUTE S.A.

                                          By:      /s/ SERGE WEINBERG
                                            ------------------------------------
                                            Name: Serge Weinberg
                                            Title: Chairman and Chief Executive
                                              Officer

                                          BUTTONS ACQUISITION CORPORATION

                                          By:      /s/ SERGE WEINBERG
                                            ------------------------------------
                                            Name: Serge Weinberg
                                            Title: Chairman and Chief Executive
                                              Officer

                                 EXHIBIT INDEX

EXHIBIT
  NO.                            EXHIBIT NAME
-------                          ------------
(a)(1)   Form of Offer to Purchase dated March 16, 1999.
(a)(2)   Form of Letter of Transmittal.
(a)(3)   Form of Notice of Guaranteed Delivery.
(a)(4)   Form of Letter from J.P. Morgan Securities Inc. to Brokers,
         Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(5)   Form of Letter from Brokers, Dealers, Commercial Banks,
         Trust Companies and Nominees to Clients.
(a)(6)   Form of Guidelines for Certification of Taxpayer
         Identification Number on Substitute Form W-9.
(a)(7)   Summary Advertisement as published in The Wall Street
         Journal on March 16, 1999.
(a)(8)   Press Release issued by Parent and Purchaser on March 16,
         1999.
(a)(9)   Press Release issued by the Company on March 15, 1999.
(a)(10)  Joint Press Release issued by Parent and the Company on
         March 10, 1999 (incorporated by reference to Exhibit 2 to
         Amendment No. 7 to the Schedule 13D of Parent dated March
         10, 1999).
(a)(11)  English translation of Press Release issued by Parent on
         March 10, 1999 (incorporated by reference to Exhibit 3 to
         Amendment No. 7 to the Schedule 13D of Parent dated March
         10, 1999).
(a)(12)  Press Release issued by Parent on March 10, 1999.
(a)(13)  Press Release issued by the Company on December 2, 1998
         (incorporated by reference to Exhibit 10.99 to the Form 10-Q of the Company for the period ended October 31, 1998).
(a)(14)  Press Release issued by Parent on December 2, 1998
         (incorporated by reference to Exhibit 4 to Amendment No. 5 to the Schedule 13D of Parent dated December 2, 1998).
(a)(15)  Proposal Letter dated December 2, 1998 to the Company from
         Parent (incorporated by reference to Exhibit 5 to Amendment
         No. 5 to the Schedule 13D of Parent dated December 2, 1998).
(c)(1)   Agreement and Plan of Merger dated as of March 10, 1999, by and among Purchaser, Parent and the Company. (Included as
         Schedule IV to the Offer to Purchase. See Exhibit(a)(1)).
(c)(2)   Stock Purchase Agreement, dated as of February 19, 1998,
         among FS Equity Partners II, L.P., FS Equity Partners III,
         L.P. and FS Partners International, L.P. and Parent
         (incorporated by reference to Exhibit 99.1 to the Company's
         Report on Form 8-K dated March 4, 1998).
(c)(3)   Stock Purchase Agreement, dated as of February 19, 1998,
         between M&P Distributing Co. and Parent (incorporated by
         reference to Exhibit 99.2 of the Company's Report on Form
         8-K dated March 4, 1998).
(c)(4)   Stock Purchase Agreement, dated as of April 3, 1998, between
         Leeway & Co. and Parent (incorporated by reference to
         Exhibit 4 to the Schedule 13D of Parent, dated April 13,
         1998).
(c)(5)   Stock Purchase Agreement, dated as of April 3, 1998, between
         Bell Atlantic Master Trust and Parent (incorporated by
         reference to Exhibit 5 to the Schedule 13D of Parent, dated
         April 13, 1998).
(c)(6)   Governance Agreement, dated as of April 3, 1998, among the
         Company and Parent (incorporated by reference to Exhibit 6 to the Schedule 13D of Parent, dated April 13, 1998).
(c)(7)   Registration Rights Agreement, dated as of April 3, 1998,
         among the Company and Parent (incorporated by reference to
         Exhibit 7 to the Schedule 13D of Parent, dated April 13,
         1998).
(g)(1)   Complaint Filed in Yassin v. Brylane Inc., et. al., Civil
         Action No. 16819NC (Court of Chancery of the State of
         Delaware, New Castle County).

EXHIBIT
  NO.                            EXHIBIT NAME
-------                          ------------
(g)(2)   Complaint Filed in Goldplate Holdings, Inc. v. Canzone, et.
         al., Civil Action No. 16820NC (Court of Chancery of the
         State of Delaware, New Castle County).
(g)(3)   Complaint Filed in Lisa v. Brylane Inc., et. al., Civil
         Action No. 16821NC (Court of Chancery of the State of
         Delaware, New Castle County).
(g)(4)   Complaint Filed in Manson v. Brylane Inc., et. al., Civil
         Action No. 16823NC (Court of Chancery of the State of
         Delaware, New Castle County).
(g)(5)   Complaint Filed in Wit v. Brylane Inc., et. al., Civil
         Action No. 16824NC (Court of Chancery of the State of
         Delaware, New Castle County).
(g)(6)   Complaint Filed in Crandon Capital Partners v. Canzone, et.
         al., Civil Action No. 16825NC (Court of Chancery of the
         State of Delaware, New Castle County).
(g)(7)   Complaint Filed in Falk v. Weinberg, et. al., Civil Action
         No. 16827NC (Court of Chancery of the State of Delaware, New
         Castle County).
(g)(8)   Complaint Filed in Patlis v. Brylane Inc., et. al., Civil
         Action No. 16829NC (Court of Chancery of the State of
         Delaware, New Castle County).